

Mail Stop 3561

August 26, 2008

Mr. Dempsey Mork
Chief Executive Officer
China Holdings, Inc.
78365 Highway 111, Suite 382
La Quinta, CA 92253

Re: **China Holdings, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 24, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed July 1, 2008
File No. 000-25997

Dear Mr. Mork:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007, Filed March 24, 2008, and Amended on July 1, 2008

Correct Version of Form 10-K

1. You are using an outdated version of Form 10-K. The most recent version of Form 10-K can be found on our website at http://www.sec.gov/about/forms/form10-k.pdf. Please also refer to the Compliance Guide Regarding the Changeover to the SEC's New Smaller Reporting Company System that is available on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. Please further amend to provide a compliant Form 10-K.

Internal Control over Financial Reporting

2. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet performed its assessment, we ask that you complete your evaluation and further amend your filing within 30 calendar days to provide the required management's annual report on internal control over financial reporting as defined in the Exchange Act Rule 13a-15(f). The report must state whether your internal control over financial reporting was effective or ineffective and contain the disclosures set forth in Item 308T(a)(1), (a)(2), (a)(3) and (a)(4) of Regulation S-K.

    In performing your evaluation, you may find the following documents helpful:

    ▪ the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf

    ▪ the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3. Please number the pages in your filings and add a table of contents to facilitate a reader's understanding of your disclosures.

Disclosure Controls and Procedures

4. We note you omitted the information required by Item 307 of Regulation S-K regarding disclosure controls and procedures from the amended Form 10-K. Please revise to provide management's assessment of disclosure controls and procedures. Note that disclosure controls and procedures are either effective or ineffective, the use of other terms such as "adequate," as disclosed in the initial Form 10-K, is inappropriate. If you conclude that disclosure controls and procedures were effective as of the end of the fiscal year, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and *reported* within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year. This comment also applies to the subsequent Form 10-Q.

Changes in Internal Control over Financial Reporting

5. Please disclose any change in your internal control over financial reporting during the last fiscal quarter in accordance with Item 308T(b) of Regulation S-K.

Exhibits 31.1 and 31.2 – Section 302 Certification

6. Please revise the Section 302 certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. This comment also applies to the subsequent Form 10-Q.

Other Exchange Act Filings

7. We note that your Form 10-Q for the quarter ended June 30, 2008 is overdue. Please file the document immediately or tell us why you are unable to file the required document.

8. Please file an Item 4.01 Form 8-K to report the changes in your independent accountant from Child, Van Wagoner & Bradshaw to The Blackwing Group. Refer to Item 304 of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services